
06050442

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
NOV 28 2006
WASH. D.C.
190
SECTION

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SEC FILE NUMBER
8- 15644

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEDERATED SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1396 NEW YORK AVENUE
(No. and Street)

HUNTINGTON (City) NY (State) 11746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH KING 631-421-4499
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAMAS B. REVAI, CPA
(Name — *if individual, state last, first, middle name*)

48 WEST 48 STREET (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 28 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JUDITH KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEDERATED SECURITIES, INC, as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 2010



Signature

Chairperson

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAMAS B. REVAI

CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED VALUATION ANALYST

48 WEST 48th STREET,
NEW YORK, NY 10036
Tel.: (212) 391-2761 Fax: (212) 391-2762
e-mail: revai @ usa.net

INDEPENDENT AUDITOR'S REPORT

Federated Securities, Inc.
1395 New York Avenue
Huntington, N.Y. 11746

We have audited the accompanying balance sheet of Federated Securities, Inc. as of September 30, 2006 and 2005, and the related statements of income, retained earnings, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2006 and 2005, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Tamas B. Revai, C.P.A.

November 20, 2006

FEDERATED SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITIONS
as of
September 30,

ASSETS

	2006	2005
Current Assets		
Cash and Cash Equivalents	$ 37,763	$ 17,820
Clearing Deposit	35,000	35,000
Commissions Receivable	15,073	20,556
Total Current Assets	**$ 87,836**	**$ 73,376**
Investment	27	27
Total Assets	**$ 87,863**	**$ 73,403**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 33,646	$ 17,376
Total Current Liabilities	**$ 33,646**	**$ 17,376**
Subordinated Loan from Stockholder	$ 50,000	$ 50,000
Total Liabilities	**$ 83,646**	**$ 67,376**
Stockholder's Equity		
Capital Stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Retained Earnings (Deficit)	(12,783)	(10,973)
Total Stockholder's Equity	**$ 4,217**	**$ 6,027**
Total Liabilities and Stockholder's Equity	**$ 87,863**	**$ 73,403**

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF INCOME and RETAINED EARNINGS
For the Years Ended
September 30,

	2006	2005
Revenues:		
Commissions - Net	$ 201,518	$ 207,084
Interest and Dividends	2,463	341
Total Revenues	**$ 203,981**	**$ 207,425**
Expenses:		
Salaries	$ 46,681	$ 34,737
Commissions	71,469	78,303
Rent	11,278	13,687
Insurance	12,111	11,852
Professional Fees	2,513	4,402
Communications	11,852	6,778
Taxes	6,212	4,377
Office Expenses	25,161	33,005
Regulatory Fees	6,319	5,860
Dues and Publications	3,801	3,983
Interest	3,159	3,171
Equipment Rental	5,025	5,732
Employee Benefits	210	2,030
Total Expenses	**$ 205,791**	**$ 207,917**
Net Income / (Loss)	**$ (1,810)**	**$ (492)**
Retained Earnings (Deficit) at Beginning of Year	$ (10,973)	$ (10,481)
Retained Earnings at End of Year	**$(12,783)**	**$(10,973)**

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended
September 30,

	2006	2005
Cash flows from operating activities:		
Net Income/(Loss)	$ (1,810)	$ (492)
Adjustment needed to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Changes in Current Assets and Current Liabilities:		
(Increase) Decrease in Commissions Receivable	5,483	(6,547)
Increase (Decrease) in Accounts Payable and Accrued Expenses	16,270	5,744
Net cash (used in) operating activities	**$ 19,943**	**$ (1,295)**
Increase / (Decrease) in Cash	**$ 19,943**	**$ (1,295)**
Cash - Beginning of year	17,820	19,115
Cash - End of Year	**$ 37,763**	**$ 17,820**

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
CHANGES IN STOCKHOLDER'S EQUITY
as of
September 30,

	2006	2005
Capital Stock	$ 12,000	$ 12,000
Paid in Capital	$ 5,000	$ 5,000
Retained Earnings at Beginning of Year	$ (10,973)	$ (10,481)
Net Income / (Loss)	(1,810)	(492)
Retained Earning Earnings at End of the Year	$ (12,783)	$ (10,973)
Total Stockholder's Equity	$ 4,217	$ 6,027

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended September 30,

	2006	2005
Subordinated Loan – October 1,	**$ 50,000**	**$ 50,000**
Additional Loans	-0-	-0-
Deduct Expired Subordination	-0-	-0-
Subordinated Loans – September 30,	**$ 50,000**	**$ 50,000**

The accompanying notes are an integral part of the financial statements.



Tamas B Revai, C.P.A.

FEDERATED SECURITIES, INC.
BASIC NET CAPITAL REQUIREMENT
as of
September 30,

	2006	2005
Ownership Equity	$ 4,217	$ 6,027
Add: Subordinated Loan from Stockholder	50,000	50,000
Total Capital	$ 54,217	$ 56,027
Less: Non-allowable Assets	(27)	(27)
Net Capital	$ 54,190	$ 56,000
Capital Requirement	$ 5,000	$ 5,000
Excess Net Capital	$ 49,190	$ 51,000
Excess Net Capital at 1,000%	$ 50,825	$ 54,262

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

Computation of Aggregated Indebtness and Net Capital in accordance with Rule 15C-1 Under the Securities Exchange Act of 1934 as of September 30, 2006 and 2005

	2006	2005
Aggregated Indebtness	$ 33,646	$ 17,377
Net Capital:		
Capital Stock	$ 12,000	$ 12,000
Paid in Capital	5,000	5,000
Retained Earnings (Deficit)	(12,783)	(10,973)
Subordinated Loans from Stockholder	50,000	50,000
Net Capital	**$ 54,217**	**$ 56,027**
Percentage of Aggregated Indebtness to Net Capital	**62.06**	**31.02**

The accompanying notes are an integral part of the financial statements.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2006 and 2005

Organization:

Federated Securities, Inc. (Company) engages in selling stocks, mutual funds, annuities and tax shelters. Most of its income is derived from commissions

The company is exempt from the provision of rule 15C3-3

The Company is exempt from filing SIPC#3, because a certificate of exclusion was filed on or about January 3, 1973.

Summary of Significant Accounting Policies:

Cash Equivalents

The Company considers securities with maturity of three months or less, when purchased to be cash equivalents.

Fixed Assets

Fixed Assets are carried at cost and are depreciated over their estimated useful lives of 3 to 5 years, using accelerated methods. Maintenance and repairs are charged against results of operations as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from accounts, any resulting gain or loss is reflected in income.

Income Taxes

Federal income taxes are provided for the periods, when it becomes necessary, because the Company is a "C" corporation subject to federal income taxes as provided by the Internal Revenue Code.

Subordinated Loan:

Judith C. King, Chairwoman of the Company, subordinated loans to the Company. Interest on the loans is presently 6%. In the years ended September 30, 2005 and 2004 $3,000 interest was paid respectively.

EFFECTIVE DATE	MATURITY DATE	AMOUNT
December 1, 1998	December 1, 2007	$ 35,000
December 30, 1998	December 30, 2007	15,000
Total		**$ 50,000**



Tames B. Revai, C.P.A.

FEDERATED SECURITIES, INC.
RECONCILIATION OF DIFFERENCES BETWEEN THE AMOUNTS REPORTED FOR THE QUARTER ENDED SEPTEMBER 30, 2006 and FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006

Cash – Increased by $49.00 dividend. In the Audited Financial Statements, the clearing deposit of $35,000.00 is reported separately of cash.

Accounts Payable and Accrued Expenses– Increased by $417.00 for additional payroll taxes, $280.00 for corporation taxes and $2000.00 for accrued expenses.

Net income - As a result of the adjustments, Net Income and Retained Earnings and Net Capital decreased by $2,648.00

There are no material differences in the net capital computation between the Focus Report for the Quarter Ended September 30, 2006 and the Audited Financial Statements as of September 30, 2006.



Tamas B. Revai, C.P.A.

FEDERATED SECURITIES, INC.

In planning and performing our audit of the consolidated financial statements of Federated Securities, Inc. for the year ended September 30th, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Federated Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) conducting the daily business and keeping records as required by rule 15c3-1(a)(2)(vi).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We did not find material inadequacies in the operation of Federated Securities, Inc. during the examination of the Company's financial statements as of September 30, 2006 and 2005 and for the years then ended.



Tamas B. Revai, C.P.A.